COMMENTS RECEIVED ON 09/01/2022

FROM RYAN SUTCLIFFE

FIDELITY UNION STREET TRUST II (File Nos. 033-43757 and 811- 06452)

Fidelity Arizona Municipal Money Market Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund, and Fidelity Pennsylvania Municipal Money Market Fund

N-14 FILED ON AUGUST 5, 2022

N-14 Proxy Statement and Prospectus

1)

Exhibit 11 – Opinion and Consent of Counsel

“We note that we are not licensed to practice law in the State of Delaware, and to the extent that any opinion herein involves the laws of the State of Delaware, such opinion should be understood to be based solely upon our review of the documents referred to above and the published statutes of the State of Delaware.”

C:

The Staff notes the sentence referencing counsel not being licensed to practice law in the state of Delaware. The Staff refers to Staff Legal Bulletin No. 19 and requests we remove that portion of the sentence.

R:

The opinion and consent has been revised accordingly.

2)

Exhibit 11 – Opinion and Consent of Counsel

“…based solely upon our review of the documents referred to above and the published statutes of the State of Delaware.”

C:

The Staff notes limitation of the opinion solely to review of documents referred to and published statutes of the state of Delaware. Please confirm that judicial decisions of Delaware courts are not excluded.

R:

The opinion and consent has been revised accordingly.

3)

Exhibit 11 – Opinion and Consent of Counsel

“We hereby consent to the use of this opinion as an exhibit to the Registration Statement and any amendments thereto. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act and the rules and regulations thereunder.”

C:

The Staff requests that the legality opinion state counsel’s consent to being named in the registration statement and cites Staff Legal Bulletin No. 19.

R:

The opinion and consent has been revised accordingly.

4)

C:  The Staff requests a copy of the proxy card and requests that it be filed with the N-14 in the future.

R:

The form of proxy card will be filed with the funds’ next filing.

5)

NOTICE OF SPECIAL MEETINGS OF SHAREHOLDERS

“In light of public health concerns regarding COVID-19, the Fidelity® Arizona Municipal Money Market Fund Meeting will be held in a virtual format only. The Fidelity® Arizona Municipal Money Market Fund Meeting will be accessible solely by means of remote audio communication.”

C:

The Staff requests we confirm if we have reviewed applicable state law and our governing documents and determined that a virtual meeting is permitted.

R:

We confirm that virtual meetings are not prohibited by the Trust’s governing documents or as a matter of applicable state law.

6)

PROXY STATEMENT AND PROSPECTUS

“This Proxy Statement and the accompanying proxy card are first being mailed on or about September 19, 2022.”

C:

The Staff notes that the mailing date and record date are the same and requests we confirm this is accurate.

R:

This is accurate.

7)

PROXY STATEMENT AND PROSPECTUS

C:

The Staff requests we hyperlink the documents incorporated by reference.

R:

We will include hyperlinks to the documents incorporated by reference.

8)

SYNOPSIS - Is a Reorganization considered a taxable event for federal income tax purposes?

“No. Each fund will receive an opinion of counsel that its Reorganization will not result in any gain or loss for federal income tax purposes either to the Acquired Fund or the Acquiring Fund or to the shareholders of either fund.”

C:

The Staff requests we update this sentence to add “non-waivable.”

R:

We will add the requested disclosure.

9)

SYNOPSIS - How do the funds’ investment objectives, strategies, policies, and limitations compare?

C:

With reference to the table, please clarify certain fundamental policies are covered by non-fundamental policies and vice versa.

R:

We believe that presenting the information side by side in a tabular format is a more effective way to highlight the differences between the funds. We will add the following language to the introduction to the table to further illustrate the differences (new disclosure underlined):

“Although the funds have similar fundamental and non-fundamental investment policies and limitations, there are some differences of which you should be aware. In some cases, the funds may have the same or similar investment policy, but it may be fundamental for one fund and non-fundamental for the other fund. The following summarizes the investment policy and limitation differences between Fidelity® Arizona Municipal Money Market Fund and Fidelity® Municipal Money Market Fund:” (emphasis added)

We will also clarify in the table if the fund truly has no corresponding policy or limitation, or whether it is fundamental/non-fundamental as applicable, by amending the disclosure as follows (using Arizona Municipal Money Market Fund reorganization as an example):

See the fund’s non-fundamental policy below.

Margin Purchases. The fund may not purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions.

No corresponding policy or limitation.

Oil, Gas, and Mineral Exploration. The fund may not invest in oil, gas, or other mineral exploration or development programs.

10)

SYNOPSIS - How do the funds’ management and distribution arrangements compare?

“FMR has contractually agreed to limit Fidelity® Municipal Money Market Fund’s total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), to 0.42% of its average net assets. FMR may not terminate this arrangement before December 31, 2023 without the Board’s approval. If any or all of the Reorganizations are approved, the combined fund will retain Fidelity® Municipal Money Market Fund’s contractual expense limitation.”

C:

The Staff requests we confirm if there are any recoupment arrangements for any of the funds and, if so, please disclose. Please also confirm that any reimbursements from the targets may not be recouped by the acquiring fund.

R:

The Acquiring fund has a policy to recoup expenses. The following sentence will be added to the disclosure describing the Acquiring fund’s contractual expense cap:

“FMR has contractually agreed to limit Fidelity® Municipal Money Market Fund’s total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund’s securities lending program, if applicable), to 0.42% of its average net assets (the Expense Cap). If at any time during the current fiscal year expenses of the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. FMR may not terminate this arrangement before December 31, 2023 without the Board’s approval. If any or all of the Reorganizations are approved, the combined fund will retain Fidelity® Municipal Money Market Fund’s contractual expense limitation.”

We also confirm that any reimbursements of expenses made by the Adviser on behalf of a Target fund will not be recouped by the Adviser from the Acquiring fund.

11)

SYNOPSIS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganizations?

C:

Please confirm the fees are current.

R:

The information in the Annual Fund Operating Expenses table reflects information for the 12 months ended February 28, 2022, the date of the acquiring fund’s most recent financial statements. There have been no changes in the fees applicable to the funds that we believe would require restatement of the funds’ expense information under Form N-1A.

12)

SYNOPSIS - How do the funds’ fees and operating expenses compare, and what are the combined fund’s fees and operating expenses estimated to be following the Reorganizations?

“The combined fund pro forma expenses shown above assume that all of the Reorganizations occur. Attachment 2 provides pro forma expenses for the combined fund if only Proposal 1, Proposal 2, Proposal 3, Proposal 4, or Proposal 5 is approved.”

C:

The Staff requests we include disclosure to the following effect: Because completion of any one reorganization is not dependent upon completion of any or all of the other reorganizations, there are combinations of reorganizations that may occur in addition to those presented.

R:

We will incorporate the statement above.

13)

SYNOPSIS - Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we describe the effect of any capital loss carryforwards and capital gains distributions on the target fund.

R:

Elsewhere in the Synopsis (under “Do the funds’ dividend and distribution policies differ?”) we disclose that on or before the closing date, the target funds may declare additional dividends to distribute all of their net income and/or capital gains. We also disclose (in each Proposal, under “Agreement and Plan of Reorganization”) that funds may recognize a taxable gain or loss on the disposition of securities pursuant to any portfolio adjustments that occur either before or after a reorganization. Given the nature of money market funds, the funds are not expected to have any material capital loss carryforwards nor would any gains realized on repositioning (if any) and/or distributed prior to the merger be expected to be substantial. Accordingly, we have not modified the disclosure.

14)

SYNOPSIS - Who bears the expenses associated with the Reorganizations?

C:

The Staff requests we disclose any significant tax impact of portfolio repositioning on the target fund.

R:

As disclosed, for each Proposal, all of the current investments of a target fund are permissible investments of the acquiring fund. Therefore, we do not expect significant portfolio adjustments to a target fund prior to the reorganization or any significant tax impact that would need to be disclosed.

15)

SYNOPSIS - Who bears the expenses associated with the Reorganizations?

C:

If there will be significant portfolio repositioning, please disclose the approximate percentage of target fund securities that will be sold off, who will bear the cost of the repositioning, the cost of the repositioning in dollars and as a percentage of target fund net assets, and any tax impact of repositioning including an estimate of any capital gains distributions that could be triggered by the sales.

R:

Form N-14 does not require specific disclosure regarding investments to be sold in connection with a merger. In addition, we believe it would be difficult to determine this information at the present time, given that the reorganizations will not occur until several months after the date of the proxy statement/prospectus. As noted in the proxy statement/prospectus, all of the current investments of the acquired funds are permissible investments for the acquiring funds. Nevertheless, if shareholders approve the Reorganization, FMR expects to reallocate assets as part of repositioning the combined portfolios, resulting in the purchase and sale of securities held by the funds. Furthermore, we have described in general terms the impact of purchases and sales and the tax impact of the reorganizations. For these reasons, we believe our existing disclosure is sufficient.

16)

PROPOSAL 1 – TO APPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN FIDELITY® ARIZONA MUNICIPAL MONEY MARKET FUND AND FIDELITY® MUNICIPAL MONEY MARKET FUND

C:

In so far as the Board discussed and applied facts surrounding the mergers and the factors given in the Reasons for Reorganization section, please briefly provide additional details.

R:

The information provided in each “Reasons for the Reorganization” section reflects the considerations and findings made by the Board in reaching its determination that the proposed reorganization is in the best interests of shareholders of each fund.

17)

Attachment 3 - Capitalization

C:

The Staff requests we harmonize the footnotes between this capitalization table and the one in the prospectus.

R:

We will harmonize the footnotes between Attachment 3 – Capitalization and the table within the prospectus.

18)

SIGNATURES

C:

Consistent with Section 6(a) of the Securities Act of 1933, the Staff believes the signature page should indicate who is the Registrant’s Principal Accounting Officer or Comptroller.”

R:

The Registrant’s Chief Financial Officer has these responsibilities, notwithstanding that no title of “Principal Accounting Officer” or “Comptroller” exists for the Registrant.